Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated July 17, 2019

(Supplementing Prospectus Supplement Dated June 27, 2019

to Prospectus Dated June 18, 2019)

Registration No. 333-232171

Enel Américas S.A.

Rights Offering for Shares of Common Stock
in the Form of American Depositary Shares or Shares

This free writing prospectus of Enel Américas S.A. provides additional information relating to the offering to common stockholders of Enel Américas S.A. of transferable preemptive rights to subscribe for new shares of common stock in Chile and elsewhere outside Chile, some of which may be represented by American Depository Shares, or ADSs, provided in its prospectus supplement dated June 27, 2019 (the “Prospectus Supplement”) to the Prospectus dated June 18, 2019 (the “Prospectus”) included in its Registration Statement on Form F-3 (Registration No. 333-232171). References to “Enel Américas S.A.”, “we”, “us” and “our” are used in the manner described in the Prospectus Supplement.

Shareholders received 0.326003960684452 transferable preemptive share rights to subscribe for new shares of our common stock at a subscription price of US$0.162108214203236 per new share for each share held of record as of June 21, 2019, the share record date. Citibank, N.A., as the depositary for our ADSs, distributed approximately 0.326003 transferable preemptive rights to subscribe for new ADSs to holders of our ADSs (each representing 50 shares of common stock) for each ADS held of record as of 5:00 p.m. (New York City time) on July 2, 2019, the ADS record date. Each full preemptive ADS right gives the holder the right to subscribe for one new ADS at the subscription price of US$8.31 per new ADS, which includes certain fees and expenses, during the subscription period beginning of July 3, 2019 and ending at 2:15 p.m. on July 23, 2019.

The preemptive ADS rights are traded on The New York Stock Exchange (the “NYSE”) under the ticker symbol “ENIA RT”.  The NYSE has announced that due to the fact that there is no Notice of Guaranteed Delivery provided with respect to the exercise of the preemptive ADS rights, trading in the preemptive ADS rights will be suspended effective before the opening of trading on the NYSE on July 19, 2019.  As a result, the last day of trading of preemptive ADS rights on the NYSE will be July 18, 2019.

Enel Américas S.A. has filed a registration statement and a Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the rights offerings to which this communication relates. Before you invest, you should read the Prospectus Supplement and the related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Enel Américas S.A. and the rights offerings. You may get these documents for free by visiting the SEC Web Site at www.sec.gov. Alternatively, we will arrange to send you the Prospectus Supplement and Prospectus if you request it in writing from Georgeson LLC, the Information Agent, at 1-800-261-1047 (U.S. and Canada toll free) or +1-781-575-2137 (International collect). The Prospectus Supplement and the Prospectus can be accesses through the following link:

https://www.sec.gov/Archives/edgar/data/912505/000104746919003916/a2239142z424b5.htm